SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

TALLGRASS ENERGY, LP

(Name of the Issuer)

Tallgrass Energy, LP

Tallgrass Energy GP, LLC

Prairie Private Acquiror LP

Prairie Merger Sub LLC

Prairie Non-ECI Acquiror LP

Prairie ECI Acquiror LP

Prairie VCOC Acquiror LP

Prairie Secondary Acquiror LP

Prairie Secondary Acquiror E LP

Prairie GP Acquiror LLC

(Names of Persons Filing Statement)

CLASS A SHARES REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

874696107

(CUSIP Number of Class of Securities)

Christopher R. Jones Tallgrass Energy, LP 4200 W. 115th Street, Suite 350 Leawood, KS 66211 (913) 928-6060	John G. Finley The Blackstone Group Inc. 345 Park Avenue New York, NY 10154 (212) 583-5000

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Mollie Duckworth Baker Botts L.L.P. 87 San Jacinto Blvd., Suite 1500 Austin, TX 78701 (512) 322-2500	Keith Fullenweider Lande Spottswood Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, TX 77002 (713) 758-2222

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13E-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$3,500,657,730	$454,528

*

 Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation is calculated based on the aggregate cash payment for the proposed per-Class A share cash payment of $22.45 multiplied by 155,931,302 outstanding Class A shares of the issuer subject to the transaction (which equals to the total outstanding Class A shares less the Class A shares held by Prairie ECI Acquiror LP, Prairie Non-ECI Acquiror LP, Prairie VCOC Acquiror LP, Prairie Secondary Acquiror LP, and Prairie Secondary Acquiror E LP) (the “Transaction Valuation”).

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.0001298.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	$454,528	Filing Party:	Tallgrass Energy, LP

Form or Registration No.:	Schedule 14A	Date Filed:	January 21, 2020; February 11, 2020

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Transaction Statement”), together with the exhibits hereto, is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) Tallgrass Energy, LP, a Delaware limited partnership (“TGE”) and the issuer of the Class A shares representing limited partner interests in TGE (the “Class A shares”) that are subject to the Rule 13E-3 transaction; (ii) Tallgrass Energy GP, LLC, a Delaware limited liability company and the general partner of TGE (“TGE GP”); (iii) Prairie Private Acquiror LP, a Delaware limited partnership (“Buyer”); (iv) Prairie Merger Sub LLC, a Delaware limited liability company (“Buyer Sub”); (v) Prairie Non-ECI Acquiror LP, a Delaware limited partnership; (vi) Prairie ECI Acquiror LP, a Delaware limited partnership; (vii) Prairie VCOC Acquiror, a Delaware limited partnership; (viii) Prairie Secondary Acquiror LP, a Delaware limited partnership; (ix) Prairie Secondary Acquiror E LP, a Delaware limited partnership ((v) through (ix) collectively, the “Sponsors”); and (x) Prairie GP Acquiror LLC, a Delaware limited liability company (“Blackstone GP Acquiror”). Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of December 16, 2019 (the “Merger Agreement”), by and among TGE, TGE GP, Buyer and Buyer Sub. Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of certain conditions therein, Buyer will merge with and into TGE (the “Merger”), with TGE surviving the Merger and continuing to exist as a Delaware limited partnership. At the effective time of the Merger (the “Effective Time”), each Class A share issued and outstanding as of immediately prior to the Effective Time, other than Class A shares and Class B shares representing limited partner interests in TGE (“Class B shares”) held immediately prior to the Effective Time by the Sponsors or their respective permitted transferees under that certain Equityholders Agreement, by and among Jasmine Ventures Pte. Ltd., BIP Aggregator Q L.P., Blackstone Infrastructure Partners – V L.P., Blackstone Infrastructure Associates L.P., Enagas Holding USA, S.L.U, Enagas U.S.A. LLC, BIP Holdings Manager L.L.C., BIP Prairie E L.P., BIP Prairie E Manager L.L.C., Prairie Non-ECI Aggregator LP, Prairie Non-ECI Acquiror Holdco LP, Prairie Non-ECI Acquiror LP, Prairie ECI Aggregator LP, Prairie ECI Acquiror Holdco LP, Prairie ECI Acquiror LP, Prairie VCOC Aggregator LP, Prairie VCOC Acquiror Holdco LP, Prairie VCOC Acquiror LP, Prairie Secondary Acquiror LP and Blackstone GP Acquiror, dated as of March 11, 2019 (such shares, the “Sponsor Shares”), will be converted into the right to receive $22.45 in cash, to be paid without interest (the “Merger Consideration”). As of the Effective Time, all of the Class A shares converted into the right to receive the Merger Consideration will no longer be outstanding and will automatically be cancelled and cease to exist. The Sponsor Shares, Class B shares and units representing limited liability company interests in Tallgrass Equity, LLC, a Delaware limited lability company, issued and outstanding immediately prior to the Effective Time will be unaffected by the Merger and will be unchanged and remain outstanding following the Effective Time. Except to the extent expressly set forth set forth in any award of equity participation shares issued under the Tallgrass MLP GP, LLC or TGE GP long-term incentive plans (such shares, the “TGE EPSs” and such plans, the “TGE LTIPs”) granted after the date of the Merger Agreement, immediately prior to the Effective Time, each award of TGE EPSs outstanding will continue to remain outstanding, subject to the terms and conditions (including with respect to vesting and forfeiture) applicable to such award immediately prior to the Effective Time, provided that any performance-based vesting conditions will be waived as of the Effective Time. Notwithstanding anything in the TGE LTIPs or the applicable award agreement, and except to the extent otherwise expressly set forth in any award of TGE EPSs granted after the date of the Merger Agreement, each award of TGE EPSs will be settled at the time provided in the applicable award agreement in an amount of cash per TGE EPS equal to the fair market value (as defined in the applicable TGE LTIP) of a Class A share on the date of settlement. In addition, TGE has agreed in the Merger Agreement not to pay any distributions with respect of its Class A shares during the pendency of the transactions contemplated by the Merger Agreement, in each case, without the prior written consent of Buyer. The Merger is subject to certain closing conditions, including approval by the holders of Class A shares and Class B shares (“TGE Shareholders”) representing a majority of the issued and outstanding Class A shares and Class B shares, voting as a single class, of the Merger Agreement at a special meeting of TGE Shareholders.

The conflicts committee of the TGE GP Board (the “Conflicts Committee”), consisting of three independent directors, has unanimously determined, based upon the facts and circumstances it deemed relevant and appropriate, that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of TGE and the TGE Shareholders other than TGE GP and its affiliates, including Buyer, Buyer Sub, the Sponsors and their respective affiliates (the “TGE Unaffiliated Shareholders”) and has approved the Merger Agreement and the transactions contemplated thereby, including the Merger, such approval constituting “Special Approval” pursuant to

Section 7.9(a) of the Second Amended and Restated Agreement of Limited Partnership of TGE, dated as of July 1, 2018 (the “Partnership Agreement”). The Conflicts Committee, acting on behalf of TGE GP, in its capacity as the general partner of TGE, pursuant to the authority granted to the Conflicts Committee by the TGE GP Board, also directed that the Merger Agreement and the transactions contemplated thereby, including the Merger, be submitted to a vote of the TGE Shareholders at a meeting in accordance with the Partnership Agreement, and recommended that the TGE Shareholders approve the Merger Agreement and the transactions contemplated thereby, including the Merger. In determining to make its recommendation, the Conflicts Committee considered, among other things, the opinion of Evercore Group L.L.C., the financial advisor to the Conflicts Committee, to the effect that, as of the date of its opinion, and based upon the assumptions made, matters considered, procedures followed, and qualifications and limitations of the review undertaken in rendering its opinion set forth therein, the Merger Consideration was fair, from a financial point of view, to the TGE Unaffiliated Shareholders.

Concurrently with the filing of this Transaction Statement, TGE is filing a notice of meeting and a proxy statement (the “Proxy Statement”) under Section 14(a) of the Exchange Act with respect to the special meeting of TGE Shareholders, at which TGE Shareholders will be asked to consider and vote on, among other matters, a proposal to approve the Merger Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement. All references in this Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference in its entirety. Responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

All information concerning TGE contained in, or incorporated by reference into, this Transaction Statement was supplied by TGE. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

ITEM 1.	SUMMARY TERM SHEET

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Shareholder Meeting”

ITEM 2.	SUBJECT COMPANY INFORMATION

Regulation M-A Item 1002

(a) Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Information Concerning TGE”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger—Tallgrass Energy, LP”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Market Price and Cash Distribution Information”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“The Merger Agreement—Distributions”

“The Merger Agreement—Conduct of Business Pending the Merger”

“Market Price and Cash Distribution Information”

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Information Concerning TGE—Prior Public Offerings”

(f) Prior Stock Purchases.

“Special Factors—Background of the Merger”

“Past Contacts, Transactions, Negotiations and Agreements Involving TGE and the Blackstone Parties—March 2019 Blackstone Acquisition”

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Information Concerning TGE”

“Information Concerning the Blackstone Parties”

ITEM 4.	TERMS OF THE TRANSACTION

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Shareholder Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Conflicts Committee’s Recommendation”

“Special Factors—Position of the Blackstone Parties as to the Fairness of the Merger”

“Special Factors—The Blackstone Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Certain Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—No Dissenters’ or Appraisal Rights”

“Special Factors—Accounting Treatment”

“Information About the Shareholder Meeting and Voting—Vote Required; How Class A Shares and Class B Shares are Voted”

“The Merger Proposal”

“The Merger Agreement”

“The Support Agreement”

“Certain Material U.S. Federal Income Tax Consequences of the Merger”

“Security Ownership of Certain Beneficial Owners, Management and the Blackstone Parties”

Annex A—Agreement and Plan of Merger

Annex B—Support Agreement

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Shareholder Meeting”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Provisions for Unaffiliated Security Holders”

“Special Factors—No Dissenters’ or Appraisal Rights”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—No Dissenters’ or Appraisal Rights”

“Questions and Answers about the Merger and the Shareholder Meeting”

“Special Factors—No Dissenters’ or Appraisal Rights”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Provisions for Unaffiliated Security Holders”

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Regulation M-A Item 1005

(a) (1)-(2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Interests of Certain Persons in the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Information Concerning the Blackstone Parties—Past Contacts, Transactions, Negotiations and Agreements Involving TGE and the Blackstone Parties”

“Incorporation of Certain Documents by Reference”

(b)-(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors— Reasons for the Conflicts Committee’s Recommendation”

“Special Factors—Position of the Blackstone Parties as to the Fairness of the Merger”

“Special Factors—The Blackstone Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

“The Merger Proposal—The Proposal”

“Market Price and Cash Distribution Information”

“Information Concerning the Blackstone Parties—Past Contacts, Transactions, Negotiations and Agreements Involving TGE and the Blackstone Parties”

Annex A—Agreement and Plan of Merger

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Shareholder Meeting”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

“Information About the Shareholder Meeting and Voting—Record Date and Quorum Requirement”

“Information About the Shareholder Meeting and Voting—Vote Required; How Class A Shares and Class B Shares are Voted”

“Information About the Shareholder Meeting and Voting—TGE Shares Beneficially Owned by TGE GP Directors and Executive Officers”

“The Merger Proposal—Vote Required”

“Market Price and Cash Distribution Information”

“The Merger Agreement”

“The Support Agreement”

“Information Concerning the Blackstone Parties—Past Contacts, Transactions, Negotiations and Agreements Involving TGE and the Blackstone Parties”

“Incorporation of Certain Documents by Reference”

Annex A—Agreement and Plan of Merger

Annex B—Support Agreement

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A Item 1006

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Shareholder Meeting”

“Special Factors—Effects of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

“Delisting and Deregistration of Class A Shares”

Annex A—Agreement and Plan of Merger

(c) (1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Shareholder Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Conflicts Committee’s Recommendation”

“Special Factors—The Blackstone Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

“Market Price and Cash Distribution Information”

“Delisting and Deregistration of Class A Shares”

Annex A—Agreement and Plan of Merger

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Merger and the Shareholder Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Conflicts Committee’s Recommendation”

“Special Factors—Position of the Blackstone Parties as to the Fairness of the Merger”

“Special Factors—The Blackstone Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Conflicts Committee’s Recommendation”

“Special Factors—Opinion of Evercore – Financial Advisor to the Conflicts Committee”

“Special Factors—Position of the Blackstone Parties as to the Fairness of the Merger”

“Special Factors—The Blackstone Parties’ Purpose and Reasons for the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Conflicts Committee’s Recommendation”

“Special Factors—Opinion of Evercore – Financial Advisor to the Conflicts Committee”

“Special Factors—Position of the Blackstone Parties as to the Fairness of the Merger”

“Special Factors—The Blackstone Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Shareholder Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Conflicts Committee’s Recommendation”

“Special Factors—Position of the Blackstone Parties as to the Fairness of the Merger”

“Special Factors—The Blackstone Parties’ Purpose and Reasons for the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Certain Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Estimated Fees and Expenses”

“The Merger Agreement”

“Certain Material U.S. Federal Income Tax Consequences of the Merger”

“Market Price and Cash Distribution Information”

“Delisting and Deregistration of Class A Shares”

Annex A—Agreement and Plan of Merger

ITEM 8.	FAIRNESS OF THE TRANSACTION

Regulation M-A Item 1014

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Conflicts Committee’s Recommendation”

“Special Factors—Opinion of Evercore – Financial Advisor to the Conflicts Committee”

“Special Factors—Position of the Blackstone Parties as to the Fairness of the Merger”

“Special Factors—The Blackstone Parties’ Purpose and Reasons for the Merger”

“Special Factors—Primary Benefits and Detriments of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

Annex C—Opinion of Evercore Group L.L.C.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Shareholder Meeting”

“Information About the Shareholder Meeting and Voting—Record Date and Quorum Requirement”

“Information About the Shareholder Meeting and Voting—Vote Required; How Class A Shares and Class B Shares are Voted”

“The Merger Proposal—Vote Required”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Reasons for the Conflicts Committee’s Recommendation”

“Special Factors—Opinion of Evercore – Financial Advisor to the Conflicts Committee”

“Special Factors—Position of Blackstone Parties and the Conflicts Committee as to the Fairness of the Merger”

Annex C—Opinion of Evercore Group L.L.C.

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Shareholder Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Conflicts Committee’s Recommendation”

“Special Factors—Position of the Blackstone Parties as to the Fairness of the Merger”

(f) Other Offers. Not Applicable.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

Regulation M-A Item 1015

(a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal.

The presentation materials prepared by Evercore Group L.L.C. and provided to the Conflicts Committee, dated October 15, 2019, October 22, 2019, December 5, 2019, December 9, 2019, and December 16, 2019 are set forth as Exhibits (c)(2) — (c)(7), respectively, hereto and are incorporated herein by reference. Discussion materials prepared by Citigroup Global Markets Inc. and provided to an affiliate of the Blackstone Parties, dated March 2019 through December 2019 are set forth as Exhibits (c)(8) - (c)(50), respectively, hereto and are incorporated herein by reference.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Opinion of Evercore – Financial Advisor to the Conflicts Committee”

“Special Factors—Background of the Merger”

“Special Factors—Opinion of Evercore – Financial Advisor to the Conflicts Committee”

“Special Factors—Citigroup Global Markets Inc. Financial Advisor Discussion Materials Provided to an Affiliate of the Blackstone Parties”

“Special Factors—Position of the Blackstone Parties as to the Fairness of the Merger”

“Special Factors—Estimated Fees and Expenses”

“Where You Can Find More Information”

Annex C—Opinion of Evercore Group L.L.C.

The written opinion of Evercore Group L.L.C. is attached to the Proxy Statement as Annex C and is incorporated herein by reference.

(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of TGE during its regular business hours by any interested TGE Shareholder or any representative who has been so designated in writing.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Regulation M-A Item 1007

(a)-(b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Estimated Fees and Expenses”

“The Merger Agreement”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Expenses Relating to the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Estimated Fees and Expenses”

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Regulation M-A Item 1008

(a)-(b) Securities Ownership; Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Merger”

“Summary Term Sheet—The Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Information Concerning the Blackstone Parties”

“Security Ownership of Certain Beneficial Owners, Management and the Blackstone Parties”

“Certain Purchases and Sales of Class A Shares”

ITEM 12.	THE SOLICITATION OR RECOMMENDATION

Regulation M-A Item 1012

(d)-(e) Intent to Tender or Vote in a Going-Private Transaction; Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Shareholder Meeting”

“Information About the Shareholder Meeting and Voting—Vote Required; How Class A Shares and Class B Shares are Voted”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Conflicts Committee’s Recommendation”

“Special Factors—Position of the Blackstone Parties as to the Fairness of the Merger”

“Special Factors—The Blackstone Parties’ Purpose and Reasons for the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Proposal”

“The Support Agreement”

Annex A—Merger Agreement

Annex B—Support Agreement

ITEM 13.	FINANCIAL INFORMATION

Regulation M-A Item 1010

(a) Financial Statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Selected Historical Consolidated Financial Data”

“Incorporation of Certain Documents by Reference”

“Where You Can Find More Information”

TGE’s Annual Report on Form 10-K for the year ended December 31, 2018 is incorporated herein by reference.

TGE’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019 is incorporated herein by reference.

(b) Pro Forma Information. Not applicable. Paragraph (b) of Item 1010 of Regulation M-A require the presentation of such pro forma data only if material. Because the Merger Consideration will consist solely of cash, and, as a result, TGE Unaffiliated Shareholders will have no continuing interest in TGE after the Merger, such pro forma data is not material to TGE Unaffiliated Shareholders and, as such, has not been presented.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Regulation M-A Item 1009

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger and the Shareholder Meeting”

“Information About the Shareholder Meeting and Voting—Proxy Solicitation”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Conflicts Committee’s Recommendation”

“Special Factors—Opinion of Evercore – Financial Advisor to the Conflicts Committee”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Estimated Fees and Expenses”

ITEM 15.	ADDITIONAL INFORMATION

Regulation M-A Item 1011

(b) Golden Parachute Compensation. Not applicable.

(c) Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16.	EXHIBITS

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)	Proxy Statement of TGE (the “Proxy Statement”) (incorporated herein by reference to TGE’s Schedule 14A filed concurrently with the SEC).

(a)(2)	Letter to the TGE Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(3)	Notice of Special Meeting of Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(4)	Press Release of TGE, dated December 16, 2019 (incorporated herein by reference to Exhibit 99.1 of TGE’s Current Report on Form 8-K, filed December 17, 2019).

(b)(1)	Side Letter, dated December 16, 2019, by and among Prairie Private Acquiror LP, Credit Suisse Loan Funding LLC, Credit Suisse AG, Citigroup Global Markets Inc. and Jefferies Finance LLC (incorporated herein by reference to Exhibit 17 of Blackstone’s Amendment No. 6 to Schedule 13D, filed December 18, 2019).

(b)(2)	Debt Commitment Letter, dated December 16, 2019, by and among Prairie Private Acquiror LP, Credit Suisse Loan Funding LLC, Credit Suisse AG, Citigroup Global Markets Inc. and Jefferies Finance LLC (incorporated herein by reference to Exhibit 15 of Blackstone’s Amendment No. 6 to Schedule 13D, filed December 18, 2019).

(b)(3)	Alternative Debt Commitment Letter, dated December 16, 2019, by and among Prairie Private Acquiror LP, Credit Suisse Loan Funding LLC, Credit Suisse AG, Citigroup Global Markets Inc. and Jefferies Finance LLC (incorporated herein by reference to Exhibit 16 of Blackstone’s Amendment No. 6 to Schedule 13D, filed December 18, 2019).

(b)(4)	Amended and Restated Debt Commitment Letter, dated January 24, 2020, by and among Prairie Private Acquiror LP, Credit Suisse Loan Funding LLC, Credit Suisse AG, Citigroup Global Markets Inc. Jefferies Finance LLC, MUFG Bank, LTD and Blackstone Holdings Finance Co. L.L.C. (incorporated by reference to Exhibit 24 to Blackstone’s Amendment No. 7 to Schedule 13D, filed on February 20, 2020).

(b)(5)	Amended and Restated Side Letter, dated January 24, 2020, by and among Prairie Private Acquiror LP, Credit Suisse Loan Funding LLC, Credit Suisse AG, Citigroup Global Markets Inc., Jefferies Finance LLC, MUFG Bank, LTD and Blackstone Holdings Finance Co. L.L.C. (incorporated by reference to Exhibit 25 to Blackstone’s Amendment No. 7 to Schedule 13D, filed on February 20, 2020).

(c)(1)	Opinion of Evercore Group L.L.C. (incorporated herein by reference to Annex C of the Proxy Statement).

(c)(2)*	Presentation materials prepared by Evercore Group L.L.C., dated October 15, 2019, for the Conflicts Committee.

(c)(3)*	Presentation materials prepared by Evercore Group L.L.C., dated October 22, 2019, for the Conflicts Committee.

(c)(4)*	Presentation materials prepared by Evercore Group L.L.C., dated December 5, 2019, for the Conflicts Committee.

(c)(5)*	Presentation materials prepared by Evercore Group L.L.C., dated December 9, 2019, for the Conflicts Committee.

(c)(6)*	Presentation materials prepared by Evercore Group L.L.C., dated December 16, 2019, for the Conflicts Committee.

(c)(7)*	Presentation materials prepared by Evercore Group L.L.C., dated December 16, 2019, for the Conflicts Committee.

(c)(8)*	Discussion materials of Citigroup Global Markets Inc., dated March 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(9)*	Discussion materials of Citigroup Global Markets Inc., dated March 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(10)*	Discussion materials of Citigroup Global Markets Inc., dated March 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

Exhibit No.	Description

(c)(11)*	Discussion materials of Citigroup Global Markets Inc., dated March 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(12)*	Discussion materials of Citigroup Global Markets Inc., dated March 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(13)*	Discussion materials of Citigroup Global Markets Inc., dated March 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(14)*	Discussion materials of Citigroup Global Markets Inc., dated March 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(15)*	Discussion materials of Citigroup Global Markets Inc., dated March 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(16)*	Discussion materials of Citigroup Global Markets Inc., dated March 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(17)*	Discussion materials of Citigroup Global Markets Inc., dated April 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(18)*	Discussion materials of Citigroup Global Markets Inc., dated April 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(19)*	Discussion materials of Citigroup Global Markets Inc., dated April 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(20)*	Discussion materials of Citigroup Global Markets Inc., dated April 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(21)*	Discussion materials of Citigroup Global Markets Inc., dated May 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(22)*	Discussion materials of Citigroup Global Markets Inc., dated May 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(23)*	Discussion materials of Citigroup Global Markets Inc., dated May 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(24)*	Discussion materials of Citigroup Global Markets Inc., dated May 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(25)*	Discussion materials of Citigroup Global Markets Inc., dated May 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

Exhibit No.	Description

(c)(26)*	Discussion materials of Citigroup Global Markets Inc., dated May 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(27)*	Discussion materials of Citigroup Global Markets Inc., dated June 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(28)*	Discussion materials of Citigroup Global Markets Inc., dated July 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(29)*	Discussion materials of Citigroup Global Markets Inc., dated July 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(30)*	Discussion materials of Citigroup Global Markets Inc., dated July 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(31)*	Discussion materials of Citigroup Global Markets Inc., dated July 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(32)*	Discussion materials of Citigroup Global Markets Inc., dated July 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(33)*	Discussion materials of Citigroup Global Markets Inc., dated July 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(34)*	Discussion materials of Citigroup Global Markets Inc., dated August 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(35)*	Discussion materials of Citigroup Global Markets Inc., dated August 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(36)*	Discussion materials of Citigroup Global Markets Inc., dated August 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(37)*	Discussion materials of Citigroup Global Markets Inc., dated August 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(38)*	Discussion materials of Citigroup Global Markets Inc., dated August 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(39)*	Discussion materials of Citigroup Global Markets Inc., dated August 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(40)*	Discussion materials of Citigroup Global Markets Inc., dated September 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(41)*	Discussion materials of Citigroup Global Markets Inc., dated October 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(42)*	Discussion materials of Citigroup Global Markets Inc., dated October 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

Exhibit No.	Description

(c)(43)*	Discussion materials of Citigroup Global Markets Inc., dated November 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(44)*	Discussion materials of Citigroup Global Markets Inc., dated November 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(45)*	Discussion materials of Citigroup Global Markets Inc., dated November 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(46)*	Discussion materials of Citigroup Global Markets Inc., dated November 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(47)*	Discussion materials of Citigroup Global Markets Inc., dated November 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(48)*	Discussion materials of Citigroup Global Markets Inc., dated December 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(49)*	Discussion materials of Citigroup Global Markets Inc., dated December 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(50)*	Discussion materials of Citigroup Global Markets Inc., dated December 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

Exhibit No.	Description

(d)(1)	Agreement and Plan of Merger, dated as of December 16, 2019, by and among TGE, TGE GP, Buyer, and Buyer Sub (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2)	Support Agreement, dated as of December 16, 2019, by and among TGE and the Sponsors (incorporated herein by reference to Annex B of the Proxy Statement).

(d)(3)	Equity Commitment Letter, dated December 16, 2019, by and among Blackstone Infrastructure Prairie Partners L.P., BIP Aggregator (USRPHC) L.P., BIP Aggregator Q L.P., Blackstone Infrastructure Partners – V L.P., Jasmine Ventures Pte. Ltd., Enagas Holding USA, S.L.U., Enagas U.S.A. LLC, Prairie Secondary Acquiror LP, Prairie Secondary Acquiror E LP, and L5 Investment Holdings LP and Prairie Private Acquiror LP (incorporated herein by reference to Exhibit 18 of Blackstone’s Amendment No. 6 to Schedule 13D, filed December 18, 2019).

(d)(4)	Limited Guaranty, dated as of December 16, 2019, by Blackstone Infrastructure Prairie Partners L.P., BIP Aggregator (USRPHC) L.P., BIP Aggregator Q L.P., Blackstone Infrastructure Partners – V L.P., Jasmine Ventures Pte. Ltd., Enagas Holding USA, S.L.U., Enagas U.S.A. LLC and L5 Investment Holdings LP in favor of TGE (incorporated herein by reference to Exhibit 21 of Blackstone’s Amendment No. 6 to Schedule 13D, filed December 18, 2019).

(d)(5)	Purchase Agreement, dated January 30, 2019, by and among Tallgrass Energy Holdings, LLC, Tallgrass Holdings, LLC, KIA VIII (Rubicon), L.P., KEP VI AIV (Rubicon), LLC, Tallgrass KC, LLC, William R. Moler Revocable Trust and David G. Dehaemers, Jr. Revocable Trust, as Sellers, and Blackstone GP Acquiror, Prairie ECI Acquiror LP, Prairie VCOC Acquiror LP and Prairie Non-ECI Acquiror LP, as Acquirors, and David G Dehaemers, Jr., John T. Raymond and Frank J. Loverro, as Seller Representatives (incorporated by reference to Exhibit 8 to Tallgrass KC, LLC’s Amendment No. 3 to Schedule 13D filed on February 1, 2019).

(d)(6)	Credit Agreement, dated March 11, 2019, by and among Prairie ECI Acquiror LP, Prairie VCOC Acquiror LP and Prairie Non-ECI Acquiror LP, as borrowers, Prairie GP Acquiror LLC, as subsidiary guarantor, Prairie ECI Acquiror Holdco LP, Prairie VCOC Acquiror Holdco LP and Prairie Non-ECI Acquiror Holdco LP, as parent guarantors, BIP Holdings Manager L.L.C., as parent pledgor, Credit Suisse AG, as administrative agent and collateral agent, and the lenders from time to time party thereto (incorporated herein by reference to Exhibit 2 of Blackstone’s Schedule 13D, filed March 11, 2019).

(d)(6)	Form of Side Letter Agreement, dated January 30, 2019, between Blackstone GP Acquiror and each of David G. Dehaemers, Jr., Gary J. Brauchle, Doug Johnson, William R. Moler, Christopher R. Jones and Eric V. Westphal (incorporated herein by reference to Exhibit 4 of Blackstone’s Schedule 13D, filed March 11, 2019).

Exhibit No.	Description

(d)(7)	Amended and Restated Registration Rights Agreement, dated March 11, 2019, by and among TGE, Prairie ECI Acquiror LP, Prairie VCOC Acquiror LP and Prairie Non-ECI Acquiror LP (incorporated herein by reference to Exhibit 9 of Blackstone’s Schedule 13D, filed March 11, 2019).

(d)(8)	Equityholders Agreement, dated March 11, 2019, by and among Jasmine Ventures Pte. Ltd., BIP Aggregator Q L.P., Blackstone Infrastructure Partners – V L.P., Blackstone Infrastructure Associates L.P., Enagas Holding USA, S.L.U., Enagas U.S.A. LLC, BIP Holdings Manager L.L.C., BIP Prairie E L.P., BIP Prairie E Manager L.L.C., Prairie Non-ECI Aggregator LP, Prairie Non-ECI Acquiror Holdco LP, Prairie Non-ECI Acquiror LP, Prairie ECI Aggregator LP, Prairie ECI Acquiror Holdco LP, Prairie ECI Acquiror LP, Prairie VCOC Aggregator LP, Prairie VCOC Acquiror Holdco LP, Prairie VCOC Acquiror LP, Prairie Secondary Acquiror LP, and Blackstone GP Acquiror (incorporated herein by reference to Exhibit 10 of Blackstone’s Schedule 13D, filed March 11, 2019).

(d)(9)	Amendment No. 1 to Credit Agreement, dated February 4, 2020, by and among Prairie ECI Acquiror LP, Prairie VCOC Acquiror LP and Prairie Non-ECI Acquiror LP, as borrowers, Prairie GP Acquiror LLC, as subsidiary guarantor, Prairie ECI Acquiror Holdco LP, Prairie VCOC Acquiror Holdco LP and Prairie Non-ECI Acquiror Holdco LP, as parent guarantors, BIP Holdings Manager L.L.C., as parent pledgor, Credit Suisse AG, as administrative agent and collateral agent, and the lenders from time to time party thereto (incorporated by reference to Exhibit 22 to Blackstone’s Amendment No. 7 to Schedule 13D, filed on February 20, 2020).

(d)(10)	Incremental Amendment No. 1 to Credit Agreement, dated February 14, 2020, by and among Prairie ECI Acquiror LP, Prairie VCOC Acquiror LP, Prairie Merger Sub LLC and Prairie Non-ECI Acquiror LP, as borrowers, Prairie GP Acquiror LLC, as subsidiary guarantor, Prairie ECI Acquiror Holdco LP, Prairie VCOC Acquiror Holdco LP, Prairie Private Acquiror LP and Prairie Non-ECI Acquiror Holdco LP, as parent guarantors, BIP Holdings Manager L.L.C., as parent pledgor, Credit Suisse AG, as administrative agent and collateral agent, and the lenders from time to time party thereto (incorporated by reference to Exhibit 23 to Blackstone’s Amendment No. 7 to Schedule 13D, filed on February 20, 2020).

(f)(1)	Second Amended and Restated Agreement of Limited Partnership of TGE, dated as of July 1, 2018 (incorporated herein by reference to Exhibit 3.3 of the Quarterly Report on Form 10-Q filed by TGE with the SEC on July 2, 2018).

(f)(2)*	Delaware Code Title 6 § 17-212.

(g)	None.

*	Previously filed

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 12, 2020

TALLGRASS ENERGY, LP

By:	Tallgrass Energy GP, LLC, its general partner

By:	/s/ William R. Moler
Name:	William R. Moler
Title:	Chief Executive Officer

TALLGRASS ENERGY GP, LLC

By:	/s/ William R. Moler
Name:	William R. Moler
Title:	Chief Executive Officer

PRAIRIE PRIVATE ACQUIROR LP

By:	BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

PRAIRIE MERGER SUB LLC

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

Signature Page to Schedule 13E-3

PRAIRIE ECI ACQUIROR LP

By:	BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

PRAIRIE NON-ECI ACQUIROR LP

By:	BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

PRAIRIE VCOC ACQUIROR LP

By:	BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

PRAIRIE SECONDARY ACQUIROR LP

By:	BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

PRAIRIE SECONDARY ACQUIROR E LP

By:	BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

Signature Page to Schedule 13E-3

PRAIRIE GP ACQUIROR LLC

By:	Prairie ECI Acquiror LP, its managing member

By:	BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

Signature Page to Schedule 13E-3